Performance

The information provides some indication of the risks of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns for 1 year and since inception compare with those of a broad measure of market performance. The Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the Fund's website at www.walthausenfunds.com or by calling 1-888-925-8428. The bar chart shows calendar year total returns for the Fund for each full year since its inception.

The year-to-date return as of March 31, 2010 was 14.93% Best Quarter (June 30, 2009) +29.66% Worst Quarter (March 31, 2009) -19.12%

		Since
AVERAGE ANNUAL TOTAL RETURN		Inception
FOR THE PERIODS ENDED 12/31/09	1 Year	(2/1/2008)

WALTHAUSEN SMALL CAP VALUE FUND
Return Before Taxes	42.39%	6.69%
Return After Taxes on Distributions	42.39%	6.69%
Return After Taxes on Distributions and Sale of Fund Shares	27.55%	5.38%
Russell 2000 Value Index (does not reflect deductions for fees, expenses or taxes)	20.58%	-5.70%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Prospectus 3